UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Bowhead Specialty Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

10240L102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10240L102	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS GPC Partners Investments (SPV III) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,147,107
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,147,107
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,147,107
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 10240L102	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS GPC Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,147,107
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,147,107
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,147,107
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 10240L102	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Gallatin Point Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,147,107
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,147,107
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,147,107
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 10240L102	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Matthew B. Botein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,147,107
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,147,107
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,147,107
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 10240L102	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Lewis A. (Lee) Sachs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,147,107
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,147,107
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,147,107
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. G5005R107	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Bowhead Specialty Holdings Inc. (the “Issuer” or the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:

452 Fifth Avenue New York, NY 10018

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) GPC Partners Investments (SPV III) LP, a Delaware limited partnership (“GPC Fund”);

(ii)  GPC Partners GP LLC, a Delaware limited liability company (“GPC GP”);

(iii)  Gallatin Point Capital LLC, a Delaware limited liability company (“Gallatin Point”);

(iv) Matthew B. Botein, a citizen of the United States of America; and

(v)   Lewis A. (Lee) Sachs, a citizen of the United States of America.

GPC Fund is the direct holder of the securities listed this Schedule 13G. Gallatin Point is the managing member of GPC GP, which is the general partner of GPC Fund. Matthew B. Botein and Lewis A. (Lee) Sachs are the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point and collectively make voting and investment decisions on behalf of GPC Fund.

The address of the principal business office of the Reporting Persons is:

660 Steamboat Road

Greenwich CT 06830

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number: 10240L102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 10240L102	SCHEDULE 13G	Page 8 of 9 Pages

Item 4.	Ownership.

	(a) — (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
GPC Fund	14,147,107	14,147,107	—	14,147,107	—	43.3%
GPC GP	14,147,107	14,147,107	—	14,147,107	—	43.3%
Gallatin Point Capital	14,147,107	14,147,107	—	14,147,107	—	43.3%
Matthew B. Botein	14,147,107	14,147,107	—	14,147,107	—	43.3%
Lewis A. (Lee) Sachs	14,147,107	14,147,107	—	14,147,107	—	43.3%

The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of August 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

GPC Fund and American Family Mutual Insurance Company, S.I. (“AFMIC”) are parties to a Voting Agreement dated as of May 22, 2024, and each may be deemed to be members of a “group,” as defined in Rule 13d-5 under the Exchange Act. The share ownership reported herein does not include any shares of the common stock owned by AFMIC, and each Reporting Person disclaims beneficial ownership of any shares of the common stock owned by AFMIC to the extent GPC Fund and AFMIC may be deemed to be members of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 10240L102	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2024

GPC PARTNERS INVESTMENTS (SPV III) LP

By: GPC Partners GP LLC
By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GPC PARTNERS GP LLC

By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GALLATIN POINT CAPITAL LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

/s/ Matthew B. Botein
MATTHEW B. BOTEIN

/s/ Lewis A. (Lee) Sachs
LEWIS A. (LEE) SACHS